Exhibit 99.1

BENITEC BIOPHARMA LIMITED

 ABN 64 068 943 662

NOTICE OF 2015 ANNUAL GENERAL MEETING

Notice is hereby given that the 2015 Annual General Meeting of the shareholders of Benitec Biopharma Limited (“the Company”) will be held at the offices of Grant Thornton Australia, Level 17, 383 Kent Street Sydney on Thursday, 12 November 2015 at 10.00am AEDST.

Further details in respect of each of the resolutions proposed in this Notice of Annual General Meeting are set out in the Explanatory Memorandum accompanying this Notice. The details of the resolutions contained in the Explanatory Memorandum should be read together with, and form part of, this Notice of Annual General Meeting.

AGENDA

2015 ANNUAL FINANCIAL STATEMENTS

To lay before the Meeting and consider the Annual Financial Statements of the Company for the financial year ended 30 June 2015 together with the declaration of the Directors, the Directors’ Report, the Remuneration Report and the Auditor’s Report.

RESOLUTION 1: NON- BINDING RESOLUTION – REMUNERATION REPORT

To consider and, if thought fit, to pass the following resolution as a non-binding ordinary resolution:

“That the Company approve the adoption of the Remuneration Report, included within the Directors’ Report, for the year ended 30 June 2015.”

Voting Prohibition Statement:

In accordance with the Corporations Act 2001 (Cth), a person must not vote on this Resolution if they are, and the Company will disregard any votes cast on this Resolution by or on behalf of, a member of the Company’s key management personnel within the meaning of the Corporations Act (including the Directors) or any of that person’s closely related parties within the meaning of the Corporations Act (such as close family members and any controlled companies of those persons) (collectively referred to as “Restricted Voters”). However, the person may vote and the Company need not disregard a vote if:

•	it is cast by the person as a proxy appointed in writing that specifies the way the proxy is to vote on the Resolution; and

•	it is not cast on behalf of a Restricted Voter.

The Chair of the Meeting may cast votes on the Resolution as a proxy, other than on behalf of a Restricted Voter, where the written appointment of the Chair as proxy (which may include appointment of the Chair as a proxy by default in the absence of another person) does not specify the way the proxy is to vote on the Resolution but expressly authorises the Chair to exercise the proxy even if the resolution is connected directly or indirectly with the remuneration of a member of the Company’s key management personnel.

PROPOSED RESOLUTIONS – ORDINARY BUSINESS

RESOLUTION 2: RE-ELECTION OF DIRECTOR –MR KEVIN BUCHI

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That Mr Kevin Buchi, a Director who retires by rotation in accordance with the Constitution of the Company, being eligible, is re-elected as a Director of the Company".

RESOLUTION 3: APPROVAL OF PRIOR ISSUE OF OPTIONS

To consider and, if thought fit, to pass with or without amendment the following resolution as an ordinary resolution:

"That for the purposes of ASX Listing Rule 7.4 and for all other purposes, shareholders ratify the prior issue of 10,000,000 options (each to acquire one fully paid ordinary share in the capital of the Company at an exercise price of USD$0.275 and having an expiry date of 21 August 2020) which were converted to NASDAQ listed warrants as described in the Explanatory Memorandum which accompanied and formed part of the Notice of Meeting."

Voting Exclusion Statement:

The Company will disregard any votes cast on this Resolution by:

•	a person who participated in the issue; or

•	an associate of those persons.

However, the Company need not disregard a vote on this Resolution if:

•	it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

•	it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

RESOLUTION 4: ADOPTION OF OFFICERS’ AND EMPLOYEES’ SHARE OPTION PLAN

To consider and, if thought fit, pass the following as an ordinary resolution:

“That, for the purposes of exception 9 in ASX Listing Rule 7.2 and for all other purposes shareholders approve the Officers’ and Employees’ Option Plan as described in the Explanatory Memorandum which accompanied and formed part of the Notice of General Meeting.”

ASX Voting Exclusion Statement

The Company will disregard any votes cast on this Resolution by:

•	a director of the Company (except one that is ineligible to participate in any employee incentive scheme in relation to the Company); and

•	an associate of that person.

However, the Company need not disregard a vote if:

•	it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; and

•	it is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Corporations Act voting restrictions - key management personnel & their closely related parties

In accordance with the Corporations Act 2001 (Cth), a person appointed as a proxy must not vote and the Company will disregard any votes cast on this Resolution as proxy by a member of the Company’s key management personnel within the meaning of the Corporations Act (including the Directors) or any of that person’s closely related parties within the meaning of the Corporations Act (such as close family members and any controlled companies of those persons) (collectively referred to as “Restricted Voters”) if the appointment of the person as a proxy does not specify the way the proxy is to vote on the Resolution, unless the person is the Chair of the Meeting and the following paragraph applies.

The Chair of the Meeting may cast votes on the Resolution as a proxy where the written appointment of the Chair as proxy (which may include appointment of the Chair as a proxy by default in the absence of another person) does not specify how the proxy is to vote on the Resolution but expressly authorizes the Chair to exercise the proxy if the resolution is connected directly or indirectly with the remuneration of a member of the Company’s key management personnel.

RESOLUTION 5: ISSUE OF OPTIONS UNDER OFFICERS’ AND EMPLOYEES’ SHARE OPTION PLAN TO MR PETER FRANCIS

To consider and, if thought fit, pass the following as an ordinary resolution:

“That, subject to Resolution 4 being passed, for the purposes of ASX Listing Rule 10.14, and for all other purposes shareholders approve the issue pursuant to the Benitec Directors’ and Officers’ Option Plan of 1,400,000 options each to acquire one fully paid ordinary share in the capital of the Company having an exercise price of seventy-seven cents (AUD$0.77) and an expiry date which is the fifth anniversary of the issue date to Mr Peter Francis (a Director of the Company) and/or his eligible nominee(s), having the vesting dates as set out in the table below (subject to accelerated vesting or cancellation as provided for in the Option Plan and terms of the options):

Number of options:	Vesting Dates:

466,666	Upon issue

466,666	The first anniversary of issue

466,668	The second anniversary of issue

as described in the Explanatory Memorandum which accompanied and formed part of the Notice of General Meeting.”

ASX Voting Exclusion Statement

The Company will disregard any votes cast on this Resolution by:

•	a director of the Company who is eligible to participate in the employee incentive scheme in respect of which the approval is sought; and

•	an associate of that person.

However, the Company need not disregard a vote if:

•	it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; and

•	it is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Corporations Act voting restrictions - key management personnel & their closely related parties

In accordance with the Corporations Act 2001 (Cth), a person appointed as a proxy must not vote and the Company will disregard any votes cast on this Resolution as proxy by a member of the Company’s key management personnel within the meaning of the Corporations Act (including the Directors) or any of that person’s closely related parties within the meaning of the Corporations Act (such as close family members and any controlled companies of those persons) (collectively referred to as “Restricted Voters”) if the appointment of by the person as a proxy does not specify the way the proxy is to vote on the Resolution, unless the person is the Chair of the Meeting and the following paragraph applies.

The Chair of the Meeting may cast votes on the Resolution as a proxy where the written appointment of the Chair as proxy (which may include appointment of the Chair as a proxy by default in the absence of another person) does not specify how the proxy is to vote on the Resolution but expressly authorizes the Chair to exercise the proxy if the resolution is connected directly or indirectly with the remuneration of a member of the Company’s key management personnel.

RESOLUTION 6: ISSUE OF OPTIONS UNDER OFFICERS’ AND EMPLOYEES’ SHARE OPTION PLAN TO DR PETER FRENCH

“That, subject to Resolution 4 being passed, for the purposes of ASX Listing Rule 10.14, and for all other purposes shareholders approve the issue pursuant to the Benitec Directors’ and Officers’ Option Plan of 2,800,000 options each to acquire one fully paid ordinary share in the capital of the Company having an exercise price of seventy-seven cents (AUD$0.77) and an expiry date which is the fifth anniversary of the issue date to Dr Peter French (a Director of the Company) and/or his eligible nominee(s), having the vesting dates as set out in the table below (subject to accelerated vesting or cancellation as provided for in the Option Plan and terms of the options):

Number of options:	Vesting Dates:

933,333	Upon issue

933,333	The first anniversary of issue

933,334	The second anniversary of issue

as described in the Explanatory Memorandum which accompanied and formed part of the Notice of General Meeting.”

ASX Voting Exclusion Statement

The Company will disregard any votes cast on this Resolution by:

•	a director of the Company who is eligible to participate in the employee incentive scheme in respect of which the approval is sought; and

•	an associate of that person.

However, the Company need not disregard a vote if:

•	it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; and

•	it is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Corporations Act voting restrictions - key management personnel & their closely related parties

In accordance with the Corporations Act 2001 (Cth), a person appointed as a proxy must not vote and the Company will disregard any votes cast on this Resolution as proxy by a member of the Company’s key management personnel within the meaning of the Corporations Act (including the Directors) or any of that person’s closely related parties within the meaning of the Corporations Act (such as close family members and any controlled companies of those persons) (collectively referred to as “Restricted Voters”) if the appointment of by the person as a proxy does not specify the way the proxy is to vote on the Resolution, unless the person is the Chair of the Meeting and the following paragraph applies.

The Chair of the Meeting may cast votes on the Resolution as a proxy where the written appointment of the Chair as proxy (which may include appointment of the Chair as a proxy by default in the absence of another person) does not specify how the proxy is to vote on the Resolution but expressly authorizes the Chair to exercise the proxy if the resolution is connected directly or indirectly with the remuneration of a member of the Company’s key management personnel.

RESOLUTION 7: ISSUE OF OPTIONS UNDER OFFICERS’ AND EMPLOYEES’ SHARE OPTION PLAN TO MR KEVIN BUCHI

“That, subject to Resolution 4 being passed, for the purposes of ASX Listing Rule 10.14, and for all other purposes shareholders approve the issue pursuant to the Benitec Directors’ and Officers’ Option Plan of 840,000 options each to acquire one fully paid ordinary share in the capital of the Company having an exercise price of seventy-seven cents (AUD$0.77) and an expiry date which is the fifth anniversary of the issue date to Mr Kevin Buchi (a Director of the Company) and/or his eligible nominee(s), having the vesting dates as set out in the table below (subject to accelerated vesting or cancellation as provided for in the Option Plan and terms of the options):

Number of options:	Vesting Dates:

280,000	Upon issue

280,000	The first anniversary of issue

280,000	The second anniversary of issue

as described in the Explanatory Memorandum which accompanied and formed part of the Notice of General Meeting.”

ASX Voting Exclusion Statement

The Company will disregard any votes cast on this Resolution by:

•	a director of the Company who is eligible to participate in the employee incentive scheme in respect of which the approval is sought; and

•	an associate of that person.

However, the Company need not disregard a vote if:

•	it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; and

•	it is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Corporations Act voting restrictions - key management personnel & their closely related parties

In accordance with the Corporations Act 2001 (Cth), a person appointed as a proxy must not vote and the Company will disregard any votes cast on this Resolution as proxy by a member of the Company’s key management personnel within the meaning of the Corporations Act (including the Directors) or any of that person’s closely related parties within the meaning of the Corporations Act (such as close family members and any controlled companies of those persons) (collectively referred to as “Restricted Voters”) if the appointment of by the person as a proxy does not specify the way the proxy is to vote on the Resolution, unless the person is the Chair of the Meeting and the following paragraph applies.

The Chair of the Meeting may cast votes on the Resolution as a proxy where the written appointment of the Chair as proxy (which may include appointment of the Chair as a proxy by default in the absence of another person) does not specify how the proxy is to vote on the Resolution but expressly authorizes the Chair to exercise the proxy if the resolution is connected directly or indirectly with the remuneration of a member of the Company’s key management personnel.

RESOLUTION 8: ISSUE OF OPTIONS UNDER OFFICERS’ AND EMPLOYEES’ SHARE OPTION PLAN TO DR JOHN CHIPLIN

“That, subject to Resolution 4 being passed, for the purposes of ASX Listing Rule 10.14, and for all other purposes shareholders approve the issue pursuant to the Benitec Directors’ and Officers’ Option Plan of 840,000 options each to acquire one fully paid ordinary share in the capital of the Company having an exercise price of seventy-seven cents (AUD$0.77) and an expiry date which is the fifth anniversary of the issue date to Dr John Chiplin (a Director of the Company) and/or his eligible nominee(s), having the vesting dates as set out in the table below (subject to accelerated vesting or cancellation as provided for in the Option Plan and terms of the options):

Number of options:	Vesting Dates:

280,000	Upon issue

280,000	The first anniversary of issue

280,000	The second anniversary of issue

as described in the Explanatory Memorandum which accompanied and formed part of the Notice of General Meeting.”

ASX Voting Exclusion Statement

The Company will disregard any votes cast on this Resolution by:

•	a director of the Company who is eligible to participate in the employee incentive scheme in respect of which the approval is sought; and

•	an associate of that person.

However, the Company need not disregard a vote if:

•	it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; and

•	it is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Corporations Act voting restrictions - key management personnel & their closely related parties

In accordance with the Corporations Act 2001 (Cth), a person appointed as a proxy must not vote and the Company will disregard any votes cast on this Resolution as proxy by a member of the Company’s key management personnel within the meaning of the Corporations Act (including the Directors) or any of that person’s closely related parties within the meaning of the Corporations Act (such as close family members and any controlled companies of those persons) (collectively referred to as “Restricted Voters”) if the appointment of by the person as a proxy does not specify the way the proxy is to vote on the Resolution, unless the person is the Chair of the Meeting and the following paragraph applies.

The Chair of the Meeting may cast votes on the Resolution as a proxy where the written appointment of the Chair as proxy (which may include appointment of the Chair as a proxy by default in the absence of another person) does not specify how the proxy is to vote on the Resolution but expressly authorizes the Chair to exercise the proxy if the resolution is connected directly or indirectly with the remuneration of a member of the Company’s key management personnel.

RESOLUTION 9: ISSUE OF OPTIONS UNDER OFFICERS’ AND EMPLOYEES’ SHARE OPTION PLAN TO

MR IAIN ROSS

“That, subject to Resolution 4 being passed, for the purposes of ASX Listing Rule 10.14, and for all other purposes shareholders approve the issue pursuant to the Benitec Directors’ and Officers’ Option Plan of 840,000 options each to acquire one fully paid ordinary share in the capital of the Company having an exercise price of seventy-seven cents (AUD$0.77) and an expiry date which is the fifth anniversary of the issue date to Mr Iain Ross (a Director of the Company) and/or his eligible nominee(s), having the vesting dates as set out in the table below (subject to accelerated vesting or cancellation as provided for in the Option Plan and terms of the options):

Number of options:	Vesting Dates:

280,000	Upon issue

280,000	The first anniversary of issue

280,000	The second anniversary of issue

as described in the Explanatory Memorandum which accompanied and formed part of the Notice of General Meeting.”

ASX Voting Exclusion Statement

The Company will disregard any votes cast on this Resolution by:

•	a director of the Company who is eligible to participate in the employee incentive scheme in respect of which the approval is sought; and

•	an associate of that person.

However, the Company need not disregard a vote if:

•	it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; and

•	it is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Corporations Act voting restrictions - key management personnel & their closely related parties

In accordance with the Corporations Act 2001 (Cth), a person appointed as a proxy must not vote and the Company will disregard any votes cast on this Resolution as proxy by a member of the Company’s key management personnel within the meaning of the Corporations Act (including the Directors) or any of that person’s closely related parties within the meaning of the Corporations Act (such as close family members and any controlled companies of those persons) (collectively referred to as “Restricted Voters”) if the appointment of by the person as a proxy does not specify the way the proxy is to vote on the Resolution, unless the person is the Chair of the Meeting and the following paragraph applies.

The Chair of the Meeting may cast votes on the Resolution as a proxy where the written appointment of the Chair as proxy (which may include appointment of the Chair as a proxy by default in the absence of another person) does not specify how the proxy is to vote on the Resolution but expressly authorizes the Chair to exercise the proxy if the resolution is connected directly or indirectly with the remuneration of a member of the Company’s key management personnel.

RESOLUTION 10: APPROVAL OF 10% PLACEMENT CAPACITY

To consider, and if thought fit, pass with or without amendment the following resolution as a special resolution:

“THAT for the purposes of ASX Listing Rule 7.1A, shareholders approve the Company having the capacity to issue fully paid ordinary shares in the capital of the Company up to the maximum number permitted under ASX Listing Rule 7.1A.2 at an issue price which is not less than 75% of the volume weighted average market (closing) price of the Company’s ordinary shares calculated over the last fifteen (15) days on which trades of the Company’s ordinary shares were recorded on ASX immediately before the date on which the issue price is agreed or the date the issue is made as described in the Explanatory Memorandum which accompanied and forms part of this Notice of Annual General Meeting.”

Voting Note:

If as at the time of the Annual General Meeting, the Company:

•	is included in the S&P/ASX 300 Index; and/or

•	has a market capitalisation (excluding restricted securities and securities quoted on a deferred settlement basis) of greater than AUD$300 million,

then this Resolution will be withdrawn.

Voting Exclusion Statement:

The Company will disregard any votes cast on this Resolution by:

•	persons who may participate in the proposed issue and persons who might obtain a benefit except a benefit solely in the capacity of a holder of ordinary shares, if the resolution is passed; and

•	an associate of those persons.

However, the Company need not disregard a vote on this Resolution if:

•	it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

•	it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

OTHER BUSINESS

To consider any other business that may be brought before the Meeting in accordance with the Constitution of the Company and the Corporations Act.

By the order of the Board

Greg West

Secretary

Dated: 13 October 2015

The accompanying Proxy Instructions and Explanatory Memorandum form part of this Notice of Meeting.

PROXY & VOTING INSTRUCTIONS

Voting entitlements

The Board has determined, in accordance with the Company’s Constitution and the Corporations Act 2001 (Cth) that a shareholder’s voting entitlement at the Meeting will be taken to be the entitlement of that person shown in the register of members as at 7:00pm AEDST on 10 November 2015.

On a poll, members have one vote for every fully paid ordinary share held. Holders of options are not entitled to a vote for any options held.

Proxy Instructions

A member entitled to vote has a right to appoint a proxy. If a member is entitled to cast two or more votes they may appoint one or two proxies and specify the percentage of votes each proxy is entitled to exercise. If the appointment does not specify the proportion or number of votes each proxy may exercise, each proxy may exercise half of the votes in which case any fraction of votes will be disregarded. The proxy may, but need not, be a member of the Company.

The Proxy Form (and the power of attorney or other authority, if any, under which the proxy form is signed) must be deposited at the share registry of the Company, Computershare Investor Services Pty Ltd located at Yarra Falls, 452 Johnson Street, Abbotsford, Victoria 3067 or posted to GPO Box 242, Melbourne, Victoria 3001, or by facsimile to Computershare on 1800 783 447 (within Australia) or (03) 9473 2555 (outside Australia), to arrive not less than 48 hours before the time for holding the Meeting, or adjourned meeting as the case may be, at which the individual named in the proxy form proposed to vote.

The proxy form must be signed by the member or his/her attorney duly authorised in writing or, if the member is a corporation, in a manner permitted by the Corporations Act. A proxy given by a foreign corporation must be executed in accordance with the laws of that corporation’s place of incorporation. If you sign the proxy form and do not appoint a proxy, you will have appointed the Chairman of the meeting as your proxy.

A proxy form is attached to this Notice.

How the Chairman will vote undirected proxies

The Chairman of the Meeting will vote undirected proxies on, and in favour of, all of the proposed resolutions where permitted. Any undirected proxies held by the Chairman of the Meeting will only be voted on Resolutions 1 and 4 to 9 if the Chairman of the Meeting is expressly authorised to exercise the proxy even though the Resolutions are connected directly or indirectly with the remuneration of a member of the key management personnel as provided for in the Proxy Form (in which case he will vote the proxy on, and in favour of, the Resolutions).

Proxies that are undirected on Resolutions 1 and 4 to 9

If you appoint the Chairman of the Meeting as your proxy (or if he may be appointed by default) and do not direct him how to vote on Resolutions 1 or 4 to 9 he will not vote your proxy on that item of business unless you expressly authorise the Chairman of the Meeting to exercise your proxy even though the Resolution is connected directly or indirectly with the remuneration of a member of the key management personnel as provided for in the Proxy Form.

If you appoint any other director of the Company, any other of its key management personnel or any of their closely related parties, he or she proxy cannot vote on Resolutions 1 or 4 to 9 unless you direct him or her how to vote on the resolution. Key management personnel of the Company comprise the directors of the Company and those other persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. The Remuneration Report identifies key management personnel for the year ending 30 June 2015. Their closely related parties are defined in the Corporations Act 2001 (Cth) and include specified family members, dependants and companies they control.

If you are eligible to vote on Resolutions 1 or 4 to 9 and chose to appoint a proxy, you are encouraged to direct your proxy how to vote on the Resolutions by marking either "For", "Against" or "Abstain" on the proxy form for the Resolutions if you want your shares to be voted on the Resolutions.

Corporate Representatives

Any corporation which is a member of the Company may appoint a proxy, as set out above, or authorise (by certificate under common seal or other form of execution authorised by the laws of that corporation’s place of incorporation, or in any other manner satisfactory to the chairperson of the Meeting) a natural person to act as its representative at any general meeting or appoint an attorney. Corporate representatives are requested to bring appropriate evidence of appointment as a representative in accordance with the constitution of the Company. Attorneys are requested to bring the original or a certified copy of the power of attorney pursuant to which they were appointed. Proof of identity will also be required for corporate representatives and attorneys.

Special Resolution

Resolution 10 is proposed as a special resolution. For a special resolution to be passed, at least 75% of the votes validly cast on the resolution by shareholders (by number of shares) must be in favour of the resolution.

EXPLANATORY MEMORANDUM

This Explanatory Memorandum has been prepared for the information of members of Benitec Biopharma Limited [ABN 64 068 943 662] (the "Company") in connection with the business to be conducted at the Annual General Meeting of Shareholders of the Company to be held at Level 17, 383 Kent Street Sydney AEDST on Thursday, 12 November 2015.

This Explanatory Memorandum should be read in conjunction with the accompanying Notice of Annual General Meeting.

ORDINARY BUSINESS

2015 Annual Financial Statements

Section 317 of the Corporations Act 2001 (Cth) requires each of the Annual Financial Report (which includes the Annual Financial Statements and Director’s Declaration), the Director’s Report, Remuneration Report and the Auditor’s Report for the last financial year to be laid before the Annual General Meeting. The Company’s Constitution also provides for these reports to be received and considered at that meeting. There is no requirement for these reports to be formally approved by shareholders.

Shareholders attending the Annual General Meeting will have the opportunity to put questions to the Board and make comments on matters contained in that Annual Financial Report and the management of the Company. A representative of the auditor will be invited to attend to answer questions about the audit of the Company’s Annual Financial Statements.

The reports referred to in the Notice of Annual General Meeting are included in the 2015 Annual Financial Report, which at their election, has been made available to all shareholders on-line or by post. If you have not elected to receive a hard copy of the Company’s 2015 Annual Financial Report and wish to access it online, it is available at the Company’s website www.benitec.com under the heading “Investors”.

No resolution is required to be moved in respect of this item.

Resolution 1: Non- binding Resolution – Remuneration Report

The Company is required by section 250R(2) of the Corporations Act 2001 (Cth), to propose a resolution that the Remuneration Report of Benitec Biopharma Limited be adopted. The Remuneration Report is contained within the Directors' Report in the 2015 Annual Financial Report and sets out the Company’s remuneration arrangements for directors.

Shareholders attending the 2015 Annual General Meeting (“AGM”) will have the opportunity to discuss and put questions in respect of the Remuneration Report, and shareholders will be asked to vote on a non-binding resolution to adopt the Remuneration Report.

This resolution is advisory only and does not bind the Company or its directors. The Board will consider the outcome of the vote and comments made by shareholders on the Remuneration Report at the AGM when reviewing the Company's remuneration policies. Under the Corporations Act, if 25% or more of votes that are cast are voted against the adoption of the Remuneration Report at two consecutive AGMs (treating this AGM as the first such meeting), shareholders will be required to vote at the second of those AGM's on a resolution (a "spill resolution") that another meeting be held within 90 days at which all of the Company's directors (other than the Managing Director and CEO) must be put up for re-election. At the 2014 Annual General Meeting greater than 75% of the votes cast on the adoption of the Remuneration Report contained in the Company's 2014 Annual Financial Statements was in favour of its adoption and therefore on this occasion a spill resolution will not be required in the event that 25% or more of votes that are cast are against the adoption of the 2015 Remuneration Report.

A person must not vote (unless as a proxy of a person permitted to vote, as provided for in this paragraph) if they are a member of the Company’s key management personnel. Any undirected proxies held by directors (other than the Chairman of the Meeting) or other key management personnel or any of their closely related parties must not be voted on this Resolution. Undirected proxies held by the Chairman of the Meeting will be voted in accordance with the authorisation in the Proxy Form (in which case the Chairman of the Meeting will vote undirected proxies in favour of the Resolution). 'Closely related parties' are defined by the Corporations Act 2001 (Cth), and include specified family members, dependants and companies they control.

If you are eligible to vote on this Resolution and chose to appoint a proxy, you are encouraged to direct your proxy how to vote on this Resolution by marking either "For", "Against" or "Abstain" on the proxy form for this Resolution if you want your shares to be voted on that item of business.

Resolution 2: Re- election of Director – Mr Kevin Buchi

Article 20.1(a)(i) of the Constitution of the Company requires that at each Annual General Meeting the number of directors which does not exceed one third of the directors automatically retire from office and are eligible for re-appointment. Article 20.1(d) provides that the directors who retire by reason of this rule are those who have been in office the longest since last being reelected. Mr Kevin Buchi will retire by rotation at this meeting, is eligible for re-election and is seeking re-election as a director at this meeting.

Mr Kevin Buchi was appointed as a Non-Executive Director on 11 April 2013.

Mr Kevin Buchi served as Chief Executive Officer (‘CEO’) of Cephalon, Inc. through its $6.8 billion acquisition by Teva Pharmaceutical Industries (‘Teva’) in October 2011. After the acquisition he served as Corporate Vice President, Global Branded Products of Teva. Kevin joined Cephalon, Inc. in 1991 and held various positions, including Chief Operating Officer, Chief Financial Officer and Head of Business Development prior to being appointed CEO. He currently serves on a number Boards including those listed on US NASDAQ.

Resolution 3: Approval of prior issue of options

This Resolution seeks shareholder ratification pursuant to ASX Listing Rule 7.4 for the issue of 10 million options issued on 20 August 2015.

ASX Listing Rule 7.1 provides that a company must not, subject to specified exceptions, issue or agree to issue during any 12 month period any equity securities, or other securities with rights to conversion to equity (such as an option), if the number of those securities exceeds 15% of the number of securities in the same class on issue at the commencement of that 12 month period.

ASX Listing Rule 7.4 provides that where a company’s shareholders ratify the issue of securities made pursuant to ASX Listing Rule 7.1 (provided that the previous issue of securities did not breach ASX Listing Rule 7.1) those securities will be deemed to have been issued with shareholder approval for the purposes of ASX Listing Rule 7.1.

By ratifying the issue of the 10 million options by passing Resolution 3, the Company will retain the flexibility to issue equity securities in the future up to the 15% annual placement capacity without the requirement to obtain prior shareholder approval.

The following information is provided in accordance with the requirements of ASX Listing Rule 7.5:

(a)	Number of securities: 10 million options, converted to 500,000 NASDAQ listed warrants (NASDAQ code: BNTCW);

(b)	Issue price: US$0.01 per warrant (free attaching);

(c)	Terms of the securities: Each option has an exercise price of USD$0.275 and expires on 21 August 2020, and entitles the holder to one fully paid ordinary share in the capital of the Company upon exercise and payment of the exercise price. The options were converted to warrants (each representing 20 options) having an exercise price of USD$5.50 per warrant. The warrants trade on NASDAQ under NASDAQ code BNTCW. Upon exercise of a warrant, the holder receives one NASDAQ traded American Depositary Share (“ADS”) representing 20 fully paid ordinary shares of the Company (NASDAQ code BNTC). Upon issue the fully paid ordinary shares rank equally with and have the same terms as the Company’s existing fully paid ordinary shares;

(d)	The options were issued to successful applicants for ADSs issued under the Company’s U.S. initial public offering and listing on NASDAQ;

(e)	Use of funds: The warrants into which the options were converted were issued at a price of US$0.01 per warrant. Funds received upon the issuance and exercise of the warrants (if exercised) will be applied to the Company’s then working capital requirements.

Resolutions 4 to 9: Adoption of Officers’ and Employees’ Share Option Plan, and issues of options to Directors

Resolution 4 is proposed to introduce an employee incentive scheme (“the Benitec Officers’ and Employees’ Share Option Plan” or “the Option Plan”) to enable eligible Directors, officers and employees (including executive and non-executive directors of the Company or its subsidiaries) to receive options to acquire shares in the Company. The terms of the Option Plan are set out in Annexure C to this Memorandum.

Resolutions 5 to 9 seek shareholder approval for the issue of options under the Option Plan to the Directors of the Company as follows:

Director (and/or eligible nominee(s))	Position	Number of options
Mr Peter Francis	Non-Executive Chairman	1,400,000
Dr Peter French	Managing Director, CEO	2,800,000
Mr Kevin Buchi	Non-Executive Director	840,000
Dr John Chiplin	Non-Executive Director	840,000
Mr Iain Ross	Non-Executive Director	840,000
TOTAL		6,720,000

One third of the options issued to a Director will vest upon issue, one third on the first anniversary of issue, and the balance on the first anniversary of issue, subject to accelerated vesting or cancellation as provided for in the Option Plan and terms of the options.

Each options entitles the holder to acquire one fully paid ordinary share in the capital of the Company upon exercise, and has an exercise price of seventy-seven cents (AUD$0.77) and an expiry date which is the fifth anniversary of the date of issue. The options will be issued under and subject to the Option Plan, and will have the terms set out in Annexure B. The proposal to issue options to Directors is subject to Resolution 4 being passed.

The objects of the Option Plan are to:

•	provide eligible Directors and officers with an additional incentive to work to improve the performance of the Company;

•	attract and retain eligible Directors and officers essential or desirable for the continued growth and development of the Company;

•	promote and foster loyalty and support amongst eligible Directors and officers for the benefit of the Company; and

•	enhance the relationship between the Company and eligible Directors and officers for the long term mutual benefit of all parties.

Regulatory Requirements - ASX Listing Rules Chapter 7

ASX Listing Rule 7.1 requires that shareholder approval is required for an issue of securities if the securities will, when aggregated with the securities issued by the entity during the previous 12 months, exceed 15% of the number of securities on issue at the commencement of that 12 month period.

An exception to ASX Listing Rule 7.1, under Exception 9 of Listing Rule 7.2, is securities issued under an employee incentive scheme within 3 years of shareholder approval of that scheme. The Company therefore seeks approval under Exception 9 of Listing Rule 7.2 so that any issue of securities under the Option Plan does not impede the capacity of the Company to issue up to a further 15% of its capital without shareholder approval.

As noted above, the terms of the Option Plan are set out in Annexure A. The options will be issued under and subject to the Option Plan, and will have the terms set out in Annexure B.

No securities have been issued under this new Option Plan.

Regulatory Requirements - ASX Listing Rules Chapter 10

ASX Listing Rule 10.14 provides that an entity must not permit a director or an associate of a director to acquire securities under an employee incentive scheme such as the Option Plan without the approval of ordinary shareholders.

ASX Listing Rule 10.15 requires that a notice of meeting seeking approval under ASX Listing Rule 10.14 contain the information set out below.

The maximum number of securities that may be acquired by persons for whom approval under ASX Listing Rule 10.14 is required is 6,720,000 options, as set out in the above table.

The options will be issued in connection with services provided to the Company by the recipient (or the individual who nominates the relevant recipient) for no additional consideration. No payment of money is required for the issue of an option under the Option Plan. Shares issued upon exercise of options will be issued for the exercise price.

The exercise price is seventy-seven cents (AUD$0.77). This price is the ASX 5 day VWAP ending on 18 August 2015 (AUD$0.77) which was the basis used for determining the recent NASDAQ listing price before the application of a 20% discount. The expiry date of the options will be the fifth anniversary of the date of issue.

No securities have been issued under the Option Plan.

The persons who may participate in the Option Plan are:

Mr Peter Francis	Non-Executive Chairman

Dr Peter French	Managing Director, CEO

Mr Kevin Buchi	Non-Executive Director

Dr John Chiplin	Non-Executive Director

Mr Iain Ross	Non-Executive Director

Participation by each of these persons (and/or their eligible nominees) is subject to Resolutions 5 to 9 (respectively) being passed.

Voting exclusion statements in respect of Resolutions 5 to 9 are contained in the Notice of General Meeting accompanying this Explanatory Statement.

No loans are being made in relation to the issue of the options.

Details of any securities issued under the Option Plan will be published in each annual report of the Company relating to a period in which securities have been issued, and that approval for the issue of securities was obtained under ASX Listing Rule 10.14.

There are currently no other directors or proposed directors or their associates entitled to participate in the Option Plan. Any additional director (or a nominee or associate) who becomes entitled to participate in the Option Plan after Resolutions 5 to 9 are approved and who is not named in this Memorandum will not participate until further shareholder approval is obtained under Listing Rule 10.14.

The last date to issue options to those persons identified under Listing Rule 10.14, under the Option Plan is 12 November 2018, being 3 years after the date of the meeting. Options to be issued as set out in Resolutions 5 to 9 (if passed) are expected to be issued within approximately five (5) business days after the meeting.

Regulatory Requirements - Chapter 2E of the Corporations Act

Under Chapter 2E of the Corporations Act, a public company cannot give a financial benefit to a related party unless one of the exceptions to the section apply or shareholders have in a general meeting approved the giving of that financial benefit to the related party.

Section 211 of the Corporations Act provides that one of the exceptions to the requirement to obtain shareholder approval for giving a financial benefit to a related party is where the benefit is given to the related party as an officer of the Company and to give the remuneration would be reasonable given:

•	the circumstances of the Company; and

•	the related party’s circumstances (including the responsibilities involved in the office or employment).

The options to be issued to Directors (or their eligible nominees) if Resolutions 5 to 9 are passed have been valued as set out in the table below by the Company’s internal management using a Black and Scholes valuation method based on the assumptions set out below the table:

		Indicated Value	Directors’ other direct or indirect fees /
Director (and/or	Number of	(Black and Scholes	remuneration (current, per annum, plus
eligible nominee(s)	options	valuation)	GST if applicable)
Mr Peter Francis	1,400,000	$455,560	$120,000
Dr Peter French	2,800,000	$911,120	Salary of $400,000
Mr Kevin Buchi	840,000	$273,336	$70,000
Dr John Chiplin	840,000	$273,336	$77,500
Mr Iain Ross	840,000	$273,336	$77,500

Black and Scholes calculation assumptions: strike price 77 cent; market price 8 October 2015; risk free return rate 2.62%; volatility 95%.

The valuations noted above are not necessarily the market prices at which the options could be traded if they were able to be traded, and they are not automatically the market prices for taxation purposes.

If all the options proposed to be issued under Resolutions 5 to 9 were to be exercised, the applicable Directors’ respective direct and indirect share and/or option holdings (on the basis of their respective shareholdings as at the date of the Notice of Meeting and assuming no other acquisitions or disposals of shares or options) would be as follows:

			Total if all
			options
		Options	proposed to
Director (direct	Existing	proposed to be	be issued are
and indirect)	Shares	issued	exercised	Other options
Mr Peter Francis	424,174	1,400,000	1,824,174	1,600,000 with an exercise price of $1.25 and an expiry of 26 September 2016
Dr Peter French	591,785	2,800,000	3,391,785	1,200,000 with an exercise price of $1.25 and an expiry of 17 November 2016 1,400,000 with an exercise price of $1.25 and an expiry of 22 August 2018
Mr Kevin Buchi	861,539	840,000	1,701,539	400,000 with an exercise price of $0.625 and an expiry of 18 May 2018
Dr John Chiplin	200,000	840,000	1,040,000	400,000 with an exercise price of $1.25 and an expiry of 26 September 2016
Mr Iain Ross	66,364	840,000	906,364	400,000 with an exercise price of $1.25 and an expiry of 26 September 2016

The Company considers the proposed issues are reasonable remuneration and, as such, fall within the exception set out in section 211 of the Corporations Act.

In reaching this view, the Company has considered the respective positions and responsibilities of each of the Directors, the Company’s reliance on a limited number of personnel, the need for the Company to effectively incentivise each of the Directors while aligning the incentive with increasing shareholder value, the desirability of preserving cash resources within the Company, and the terms of the Option Plan and the options. The Company considers that the issue of options to Directors under the Option Plan is an effective tool which preserves the cash reserves of the Company and its group entities whilst providing valuable incentives for the Directors.

Resolution 10: Approval of 10% Placement Capacity

Under ASX Listing Rule 7.1A certain companies may seek shareholder approval by special resolution passed at an annual general meeting to have the additional capacity to issue equity securities in the same class as already listed securities which do not exceed 10% of the existing ordinary share capital without further shareholder approval.

Approval under this Resolution is sought for the Company to issue ordinary shares under Listing Rule 7.1A.

If this Resolution is approved the Company may make an issue of ordinary shares under Listing Rule 7.1A at any time (either on a single date or progressively) up until the earlier of:

•	the date which is 12 months after the date of the Annual General Meeting; or

•	the date on which shareholders approve a transaction under Listing Rule 11.1.2 (a significant change to the nature or scale of the Company’s activities) or 11.2 disposal of the Company’s main undertaking) (after either of which dates an approval under Listing Rule 7.1A ceases to be valid).

Accordingly, the approval given if this Resolution is passed will cease to be valid on the earlier of 12 November 2016 (being the date 12 months after the date of this AGM) or the date on which holders of the Company’s ordinary securities approve a transaction under Listing Rule 11.1.2 or 11.2.

At the date of this Memorandum, the Company is an ‘eligible entity’, and therefore able to seek approval under Listing Rule 7.1A, as it is not included in the S&P/ASX300 and has a market capitalisation less than the amount prescribed by ASX (currently $300 million). If at the time of the Annual General Meeting the Company is no longer an eligible entity this Resolution will be withdrawn.

Any securities under Listing Rule 7.1A issued must be in the same class as an existing class of quoted equity securities. The Company currently has 15 classes of equity securities on issue, being:

Number of equity
securities on issue	Class of equity securities on issue
146,529,096	Ordinary Shares (quoted on ASX)
78,125	Options to acquire fully paid shares at $4.25 on or before 23 October 2015*
2,800,000	Options to acquire fully paid shares at $1.25 on or before 26 September 2016
1,200,000	Options to acquire fully paid shares at $1.25 on or before 26 September 2016
600,000	Options to acquire fully paid shares at $1.25 on or before 17 November 2016
156,000	Options to acquire fully paid shares at $1.25 on or before 7 February 2017
400,000	Options to acquire fully paid shares at $1.25 on or before 18 July 2017
400,000	Options to acquire fully paid shares at $1.25 on or before 16 November 2017
400,000	Options to acquire fully paid shares at $0.625 on or before 18 May 2018
2,080,000	Options to acquire fully paid shares at $1.25 on or before 22 August 2018
13,246,203	Options to acquire fully paid shares at $1.26 on or before 28 February 2019
180,000	Options to acquire fully paid shares at $1.50 on or before 15 May 2019
3,334,000	Options to acquire fully paid shares at $1.25 on or before 17 December 2019
950,000	Options to acquire fully paid shares at $1.20 on or before 6 May 2020
10,000,000	Options to acquire fully paid shares at US$5.50 for every 20 options with expiry date 21 August 2020 (converted to 500,000 NASDAQ warrants: BNTCW)

All options are unquoted

*	These options will expire before the AGM.

The exact maximum number of ordinary shares which may be issued in the capital of the Company under the approval sought by this Resolution will be determined in accordance with the following formula prescribed in Listing Rule 7.1A.2:

(A x D) – E

where:

A	is the number of shares on issue 12 months before the date of issue or agreement to issue:

(i)	plus the number of fully paid shares issued in the 12 months under an exception in Listing Rule 7.2;

(ii)	plus the number of partly paid shares that became fully paid in the 12 months;

(iii)	plus the number of fully paid shares issued in the 12 months with approval of holders of shares under Listing Rule 7.1 and 7.4 (this does not include an issue of fully paid ordinary shares under the entity’s 15% placement capacity without shareholder approval);

(iv)	less the number of fully paid shares cancelled in the 12 months;

D	is 10%; and

E	is the number of equity securities issued or agreed to be issued under Listing Rule 7.1A.2 in the 12 months before the date of the issue or agreement to issue that are not issued with the approval of shareholders under Listing Rule 7.1 or 7.4.

The ability of the Company to make an issue under Listing Rule 7.1A is in addition to its 15% placement capacity under Listing Rule 7.1. The effect of this Resolution will be to allow the Company to issue ordinary shares under Listing Rule 7.1A without using the Company’s 15% placement capacity under Listing Rule 7.1.

As at the date of this Memorandum, the Company has 146,529,096 ordinary shares on issue and therefore has capacity to issue:

•	21,979,364 equity securities under Listing Rule 7.1 (ie. 15%) (assuming Resolution 3 is passed); and

•	subject to shareholder approval being sought under this Resolution, 14,652,909 ordinary shares under Listing Rule 7.1A (ie. 10%).

The actual number of shares which may be issued under Listing Rule 7.1A (and Listing Rule 7.1) will be a function of the number of shares on issue at the time an issue is proposed as calculated per the formula set out above.

The issue price of the ordinary shares issued under Listing Rule 7.1A will be determined at the time of issue. The minimum price at which the ordinary shares the subject of this Resolution will be issued is 75% of the volume weighted average market (closing) price (“VWAP”) of the Company’s ordinary shares over the 15 days on which trades in that class were recorded immediately before either:

•	the date on which the price at which the securities are to be issued is agreed; or

•	if the securities are not issued within five ASX trading days of the date in paragraph (a) the date on which the securities are issued.

If this Resolution is approved, and the Company issues ordinary shares under Listing Rule 7.1A, the existing shareholders’ voting power in the Company will be diluted. There is a risk that:

•	the market price for the Company’s ordinary shares may be significantly lower on the issue date than on the date of the approval of this Resolution; and

•	the ordinary shares issued under Listing Rule 7.1A may be issued at a price that is at a discount (as described above) to market price for the Company’s ordinary shares on the issue date,

which may have an effect on the amount of funds raised by the issue.

The table set out below shows the dilution of existing shareholders on the basis of:

•	The current market price of the Company’s ordinary shares and the current number of ordinary securities as at the date of this Explanatory Memorandum.

•	Two examples where the number of ordinary shares on issue (“A” in the formula set out above) has increased by 73,264,548 shares (i.e. 50%) and 100% (i.e. doubled). The number of ordinary shares on issue may increase as a result of issues of ordinary shares that do not require shareholder approval (for example, pro-rata entitlements issues) or as a result of future placements under Listing Rule 7.1 that are approved by shareholders.

•	Two examples of where the issue price of ordinary securities has decreased by 50% and increased by 50% as against the market price as at the date of this Memorandum.

Shareholders should note that there is a risk that:

(i)	the market price for the Company’s shares may be significantly lower on the issue date than on the date of the Meeting; and

(ii)	the shares may be issued at a price that is at a discount to the market price for those shares on the date of issue.

			Dilution
			Issue price
			23.25 cents		Issue price
			($0.2325)	Issue Price	69.75 cents
			(50%	46.5 cents	$0.6975 (50%
			decrease)**	($0.465)**	increase) **
Variable “A” Listing Rule 7.1A.2	“A” is the current number of shares on issue of 146,529,096 shares	Shares issued - 10% voting dilution	14,652,910	14,652,910	14,652,910
		Funds raised	3,406,801	6,813,603	10,220,404

	“A” is a 50% increase (73,264,548 shares) in current shares on issue to a total of 219,793,644 shares on issue *	Shares issued - 10% voting dilution	21,979,364	21,979,364	21,979,364
		Funds raised	5,110,202	10,220,404	15,330,607
	“A” is a 100% increase (146,529,096 shares) in current shares on issue to a total of 293,058,192 shares on issue *	10% voting dilution	29,305,819	29,305,819	29,305,819
		Funds raised	6,813,603	13,627,206	20,440,809

Notes:

(i)	The table assumes that:

a.	the Company issues the maximum number of ordinary shares available under Listing Rule 7.1A;

b.	the Company has not issued any equity securities in the prior 12 months that were not issued under an exception in ASX Listing Rule 7.2, with approval under ASX Listing Rules 7.1 or 7.1A, or with subsequent approval under ASX Listing Rule 7.4;

c.	no options are exercised resulting in ordinary shares being issued before the date of the issue of ordinary shares under Listing Rule 7.1A.

(ii)	The table does not show an example of dilution that may be caused to a particular shareholder by reason of issues of ordinary shares under Listing Rule 7.1A based on that shareholder’s holding at the date of this Memorandum. All Shareholders should consider the dilution caused to their own shareholding depending on their specific circumstances.

(iii)	The table shows the effect of an issue of ordinary shares under Listing Rule 7.1A, not under the Company’s 15% placement capacity under Listing Rule 7.1.

*             Any issue of ordinary shares is required to be made in accordance with the ASX Listing Rules. Any issue made other than under the Company 15% capacity (Listing Rule 7.1) or the Company’s additional 10% capacity (Listing Rule 7.1A) and not otherwise made under an exception in Listing Rule 7.2 (for example, a pro-rata rights issue) would require shareholder approval.

**         Based on closing price of the Company’s shares on ASX on #7 October 2015 of 46.5 cents ($0.465).

If this Resolution is approved the Company will have the ability to issue up to 10% of its issued capital without further shareholder approval and therefore allow it to take advantage of opportunities to obtain further funds if required and available in the future.

As at the date of this Memorandum the Company has not formed an intention to offer any ordinary shares under Listing Rule 7.1A to any particular person or at any particular time. The total amount that may be raised by the issue of equity securities under Listing Rule 7.1A will depend on the issue price of the ordinary shares which will be determined at the time of issue. In some circumstances the Company may issue ordinary shares under Listing Rule 7.1A for non-cash consideration (for example, in lieu of cash payments to consultants, suppliers or vendors). While the Company has not formed an intention to offer any ordinary shares under Listing Rule 7.1A, some of the purposes for which the Company may issue ordinary shares under Listing Rule 7.1A include (but are not limited to):

•	Raising funds to be applied to the Company’s working capital requirements and develop the Company’s existing projects.

•	Acquiring assets. In these circumstances the issue of the ordinary shares may be made in substitution for the Company making cash payment for the assets. If the Company elects to issue the ordinary shares for the purpose of acquiring assets then the Company will release to the market a valuation of the assets prior to issuing the shares.

•	Paying suppliers or consultants of the Company.

Details regarding the purposes for which any particular issue under Listing Rule 7.1A is made will be more fully detailed in an announcement to the ASX made pursuant to Listing Rule 7.1A.4 and Listing Rule 3.10.5A at the time the issue is made.

The allottees of equity securities to be issued under the 10% placement capacity have not yet been determined. However, the allottees of equity securities could consist of current Shareholders or new investors (or both). No securities will be offered to related parties or associates of related parties of the Company.

The Company will determine the allottees at the time of the issue under the 10% placement capacity, having regard to the following factors:

(i)	the purpose of the issue;

(ii)	the capital raising and acquisition opportunities available to the Company;

(iii)	alternative methods for raising funds available to the Company at that time, including, but not limited to, an entitlement issue or other offer where existing Shareholders may participate;

(iv)	the effect of the issue of the equity securities on the control of the Company;

(v)	the Company’s circumstances, including, but not limited to, its financial position solvency, and likely future capital requirements;

(vi)	prevailing market conditions; and

(vii)	advice from corporate, financial and broking advisers (if applicable).

The Company previously obtained approval from Shareholders pursuant to ASX Listing Rule 7.1A at the annual general meeting (“AGM”) held on 13 November 2014 (the “Previous Approval”).

The Company has not issued any equity securities pursuant to the Previous Approval obtained at the 2014 AGM.

During the 12 month period preceding the date of the Meeting, being on and from 13 November 2014, the Company issued 31,310,103 Shares, 10,000,000 options (listed on NASDAQ as 500,000 warrants) and 4,284,000 unlisted employee incentive options issued to 12 employees which in total represents approximately 33.1% of the total number of equity securities on issue in the Company on 13 November 2014, which was a total of 137,914,091 shares, options and warrants (including options and warrants which expired or were exercised after that date).

Further details of the issues of equity securities by the Company under the Previous Approvals and other issues of equity securities during the 12 month period preceding the date of the Meeting are set out in Annexure C.

If the Company issues equity securities pursuant to the Listing Rule 7.1A 10% placement capacity, it will give ASX:

(i)	a list of the recipients of the equity securities and the number of equity securities issued to each (not for release to the market), in accordance with Listing Rule 7.1A.4; and

(ii)	the information required by Listing Rule 3.10.5A for release to the market.

This Resolution is a special resolution. For a special resolution to be passed, at least 75% of the votes validly cast on the resolution by shareholders (by number of shares) must be in favour of the resolution.

The Directors of the Company believe that this Resolution is in the best interests of the Company and unanimously recommend that shareholders vote in favour of this Resolution.

A voting exclusion statement is set out in the Notice of Meeting. As at the date of this Notice, the Company has not invited person to participate in an issue of equity securities under ASX Listing Rule 7.1A. Therefore, unless an invitation is made to an existing Shareholder prior to the meeting (and noting there is no present intention to do so) no existing Shareholders will be excluded from voting on the Resolution.

ANNEXURE A

BENITEC OFFICERS’ AND EMPLOYEES’ SHARE OPTION PLAN RULES

[Refer to Resolution 4]

BENITEC BIOPHARMA LIMITED

ABN 64 068 943 662

BENITEC OFFICERS’ AND EMPLOYEES’ SHARE OPTION PLAN RULES

3	Definitions and Interpretation

3.1	Definitions

In these Rules, unless the context otherwise requires;

Board means the board of directors of the Company or a committee appointed by the board of directors;

Change in Control means a situation where a person obtains control (as defined in the Accounting Standards) over the Company on a particular day and that person did not have control immediately prior to that day;

Company	means Benitec Biopharma Ltd [ABN 64 086 943 662];

Eligible Employee means an employee (including any director, a part- time employee and a consultant to the Company) of any Group Company who is declared by the Board to be an Eligible Employee for the purposes of these Rules;

Exchange means any securities exchange upon which the Company's Shares are quoted;

Exercise Condition means one or more conditions which must be satisfied, or circumstances which must exist before the Options, or any of them, vest and may be exercised, as determined by the Board and specified in the terms of issue;

Fair Value means a value for a Share determined by the Board.

Grant Date in relation to an Option means the date from which the Board determines that an Option takes effect;

Group Company means the Company, and its Subsidiaries;

Listing Rules means the official Listing Rules of the Exchange;

Market Value has the meaning given to that term in Division 13A of the Income Tax Assessment Act 1936;

Option means a right to acquire a Share, whether by subscription or by purchase;

Participant means a person who has been granted an Option under these Rules (whether or not that person continues to hold options at the relevant time) and any transferee of Shares from a Participant;

Plan means this Benitec Directors’ and Employees’ Share Option Plan as set out in these Rules, subject to any amendments or additions made under Rule 11;

Retirement means a termination of an Eligible Employee's employment with a Group Company by reason of attaining the age the Board from time to time accepts as the normal retirement age for the Eligible Employee, or because the Board forms opinion that the Eligible Employee is not able to perform the Eligible Employee's duties as a result of illness or incapacity;

Share means a fully paid ordinary share in the capital of the Company;

Subsidiary has the same meaning as in section 9 of the Corporations Act; and

Takeover Bid has the same meaning as in section 9 of the Corporations Act.

3.2	Interpretation

(a)	Words importing the singular include the plural and vice versa.

(b)	Words importing a gender include any gender.

(c)	Other parts of speech and grammatical forms of a word or phrase defined in these Rules have a corresponding meaning.

(d)	Any reference in these Rules to any enactment or the Listing Rules includes a reference to that enactment or those Listing Rules as from time to time amended, consolidated, re-enacted or replaced and, in the case of an enactment, all regulations and statutory instruments issued under it.

4	Invitation to Participate

4.1	Invitation

The Board may from time to time, at its absolute discretion, issue written invitations (in such form as the Board decides from time to time) to Eligible Employees to apply for up to a specified number of Options.

4.2	Amount payable on grant

Options will be granted for no consideration, unless the Board determines otherwise.

4.3	Information to be provided to employees

The Board will, together with the invitation referred to in Rule 2.1 advise each Eligible Employee of the following regarding the Options:

(a)	the method of calculation of the exercise price, failing the Board determining a specific value the exercise price of the Options will be Market Value on the Grant Date:

(b)	the period or periods during which all or any of the Options may be exercised;

(c)	the number of Shares over which Options may be granted;

(d)	the dates and times when the Options expire;

(e)	any Exercise Conditions applying to the Options; and

(f)	the date and time by which the application for Options must be received by the Company.

4.4	Maximum number of Options that may be offered without a disclosure document

Options may not be offered under the Plan without the issue of a disclosure document in accordance with Chapter 6D of the Corporations Act, if the aggregate of:

(a)	the number of Options to be issued;

(b)	the number of Shares which would be issued if all the current Options issued under any employee incentive scheme were exercised;

(c)	the number of Shares which have been issued as a result of the exercise of Options issued under any employee incentive scheme, where the Options were issued during the preceding five years; and

(d)	all other Shares issued pursuant to any employee incentive scheme during the preceding five years;

but disregarding any offer made, Options or Shares issued by way of or as a result of:

(e)	an offer to a person situated at the time of receipt of the offer outside Australia;

(f)	an offer that was an excluded offer or invitation within the meaning of the Corporations Act as it stood prior to the commencement of Schedule 1 of the Corporate Law Economic Reform Program Act 1999;

(g)	an offer that did not need disclosure to investors because of section 708 of the Corporations Act; or

(h)	an offer under a disclosure document,

would exceed 5% of the then current number of Shares on issue.

5	Application for Options

5.1	Application

(a)	Following receipt of an invitation, the Eligible Employee may apply for the Options specified in the invitation by sending to the person nominated by the Company an application (in the form attached to the invitation) duly completed and signed (together with a cheque for any amount payable in respect of the grant of the Options).

(b)	The application must be received by the Company within the period for acceptance specified in the invitation.

5.2	Number of Options applied for

The Eligible Employee may apply for the number of Options specified in the invitation or part thereof (but only in multiples of 1,000 Options).

5.3	Personal nature

An invitation is not transferable and an Eligible Employee may only apply for the Options in his or her name and not on behalf of another person or entity unless that other another person or entity is controlled by or otherwise associated with the invitee, agrees to be bound by the Plan and terms of issue of the Options as if it were an Eligible Employee (but on the basis that the occurrence of an event in respect of the invitee, such as but not only cessation of employment, will operate and bind the other person or entity as if the invitee were the Eligible Employee and holder of the options), and is confirmed in writing at the Board’s unfettered discretion as being acceptable.

6	Grant of Options

6.1	Grant

Once the Company has received and accepted a duly signed and completed application for Options (together with any moneys payable in respect of the grant), the Company may:

(a)	grant Options to the Eligible Employee, with effect from the Grant Date; or

(b)	procure their grant by a third party,

upon the terms set out in the Plan and upon such additional terms and Exercise Conditions as the Board determines.

6.2	Advice to participants

The Company must advise each Participant in writing that Options have been granted to him or her.

7	Transfer of Options

An Option granted under the Plan is not capable of being transferred or encumbered by the Participant, and will immediately lapse if it is transferred or encumbered, unless it is transferred or encumbered:

(a)	by force of law upon death to the Participant's legal personal representative;

(b)	upon bankruptcy to the Participant's trustee in bankruptcy; or

(c)	with the prior written approval of the Board.

8	Exercise of Options

8.1	Exercise preconditions

(a)	The exercise of any Option granted under the Plan will be effected in the form and manner determined by the Board.

(b)	Subject to these Rules, an Option may not be exercised unless the Exercise Conditions (if any) advised to the Participant by the Board pursuant to Rule 2.3 have been met.

8.2	Death or retirement

(a)	If a Participant:

(1)	dies before an Option has been exercised and at that time the Participant was an employee of a Group Company; or

(2)	ceases to be an employee of any Group Company by reason of Retirement, notwithstanding that any Exercise Condition has not been met, at the Board's discretion the Option may (and must, if at all) be exercised by the Participant or his or her personal representative (as the case may be) within a period determined by the Board or otherwise within 6 months.

(b)	If, after any Exercise Condition has been met but before an Option has been exercised, a Participant:

(1)	dies, and at that time the Participant was an employee of a Group Company;

(2)	ceases to be an employee of any Group Company by reason of Retirement; or

(3)	ceases to be an employee of any Group Company for any reason other than as set out in paragraphs (1) and (2) and the Board deems that this Rule applies, the Option may (and must, if at all) be exercised by the Participant or his or her personal representative (as the case may be) within a period determined by the Board or otherwise within 12 months.

(c)	A Participant will not be treated for the purposes of paragraphs (a) and (b) as ceasing to be an employee of a Group Company until such time as the Participant is no longer an employee of any Group Company, and a Participant who ceases to be such an employee by reason of approved leave of absence and who exercises his or her right to return to work under any applicable award, enterprise agreement, other agreement, statute or regulation before the exercise of an Option will be treated for those purposes as not having ceased to be such an employee.

8.3	Other Cessations

Where:

(a)	a Participant ceases to be employed by a Group Company for a reason other than death or Retirement; and

(b)	any Exercise Condition has not been met;

all Options held by that Participant will lapse unless the Board determines otherwise. Where the Board so determines the Option may be exercised to the extent permitted by the Board within the period of 3 months following the notification of the Board's determination.

8.4	Fraudulent and dishonest actions

If in the opinion of the Board a Participant acts fraudulently or dishonestly or is in breach of his or her obligations to any Group Company, then the Board may deem any unexercised Options held by the Participant to have lapsed.

8.5	Maximum exercise period

Notwithstanding any other provision of these Rules, an Option granted over unissued Shares may be exercised within any period determined by the Board that is permitted by law, but not exceeding seven years from Grant Date.

8.6	Lapse of Option

Unless exercised, an Option will expire:

(a)	at 5.00 pm Melbourne, Victoria time on the last day permitted for its exercise; or

(b)	if the exercise of an Option is subject to an Exercise Condition and the condition is not met, is not able to be met, or can no longer be met, at 5.00 pm Melbourne time on the day when the condition is not met, is not able to be met or can no longer be met.

8.7	Entitlement

Upon an Option expiring, the Company will repay to the Participant the price paid for the issue of the Option (if any), but the Participant will have no further entitlement or claim against the Company in respect of the Option. For the avoidance of doubt, an undertaking by an Eligible Employee to accept the value of an Option as a component of his or her remuneration package will not be regarded as a price paid for the issue of the Option.

9	Issue of Shares

(a)	Subject to paragraph (b), within 15 days after an Option has been exercised by a Participant or his or her personal representative, the grantor of the Option must issue to or procure the transfer to the Participant or his or her personal representative (as the case may be) of the number of Shares in respect of which the Option has been exercised.

(b)	All Shares allotted upon exercise of an Option will rank equally in all respects with the Shares of the same class for the time being on issue except as regards any rights attaching to such Shares by reference to a record date prior to the date of their allotment.

(c)	If Shares of the same class as those allotted upon exercise of an Option are listed on an Exchange the Company will apply for quotation of those Shares within any period prescribed by the Exchange.

10	Takeover, Scheme of Arrangement and Winding- up

(a)	If a Takeover Bid is made or a Change in Control occurs, the Board may (unless, in the opinion of the Board, an intention to make an equivalent offer to the Participants to acquire all or a substantial portion of their Options is given) give written notice to each Participant of the Takeover Bid or Change in Control.

(b)	If a Takeover Bid is made or Change in Control occurs after any Exercise Condition has been met, but before an Option has been exercised, the Options will then be exercisable within the period of 30 days from the date of the notice, in addition to any other period during which the Options may be exercised.

(c)	If a Takeover Bid is made or Change in Control occurs before any Exercise Condition has been met, the Board may determine that all or part of those Options will be exercisable within the period of 30 days from the date of the notice, in addition to any other period during which the Options may be exercised.

(d)	The Board may also, in its absolute discretion, permit the exercise of Options during such period as the Board determines where:

(1)	a Court orders a meeting to be held in relation to a proposed compromise or arrangement for the purposes of or in connection with a scheme for the reconstruction of the Company or its amalgamation with any other company or companies;

(2)	any person becomes bound or entitled to acquire shares in the Company under:

(A)	section 414 of the Corporations Act; or

(B)	Chapter 6A of the Corporations Act; or

(3)	the Company passes a resolution for voluntary winding up; or

(4)	an order is made for the compulsory winding up of the Company.

(e)	If a company (Acquiring Company) obtains control of the Company as a result of:

(1)	a Takeover Bid or Change in Control; or

(2)	a proposed scheme of arrangement between the Company and its Shareholders,

and both the Company and the Acquiring Company agree, a Participant may upon exercise of his or her Options elect to acquire and the Company may provide shares of the Acquiring Company or its parent in lieu of Shares, on substantially the same terms and subject to substantially the same conditions as the Participant may exercise Options to acquire Shares, but with appropriate adjustments to the number and kind of shares subject to the Options, as well as to the exercise price.

11	Bonus Issues, Rights Issues, Reconstruction

11.1	Adjustment for Bonus Issue

(a)	If Shares are issued pro rata to the Company's shareholders by way of bonus issue (other than an issue in lieu of dividends or by way of dividend reinvestment), the Participant is entitled, upon exercise of the Options, to receive in addition to the Shares in respect of which the Options are exercised and without the payment of any further consideration an allotment of as many additional Shares as would have been issued to a shareholder who, on the date for determining entitlements under the bonus issue, held Shares equal in number to the Shares in respect of which the Options are exercised.

(b)	Additional Shares to which the Participant becomes so entitled will as from the time Shares are issued pursuant to the bonus issue be regarded as Shares comprised in the relevant Options and in respect of which the Options are exercised for the purposes of subsequent applications of Rule 9.1(a).

11.2	Adjustment for Rights Issue

If Shares are offered pro rata for subscription by the Company's shareholders generally by way of a rights issue during the currency of and prior to exercise of any Options the exercise price of each Option will be adjusted, if the Company is listed on the Exchange, in the manner provided for in the Listing Rules, and otherwise as the Board directs.

11.3	Adjustment for reorganisation

In the event of any reorganisation of the issued capital of the Company, the number of Options to which each Participant is entitled or the exercise price of the Options or both as appropriate will be adjusted, if the Company is listed on the Exchange, in the manner provided for in the Listing Rules, and otherwise as the Board directs.

11.4	No other participation

Subject to this Rule 9, during the currency of any Options and prior to their exercise, Participants are not entitled to participate in any new issue of securities of the Company as a result of their holding Options.

12	De- listing

(a)	This Rule only applies if the Company ceases to be listed on an Exchange.

(b)	A Participant may not transfer any Share issued on exercise of an Option without the Board 's prior written approval, and where the Board approves the transfer of any Share, the transfer shall be subject to a condition precedent that the transferee executes an appropriate Assumption Deed agreeing to be bound by the provisions of this Rule 10 as if they were the original Participant, such deed to be in a form approved by the Board.

(c)	If:

(1)	an Option becomes exercisable prior to Retirement, Separation or the Participant ceasing to be employed by a Group Company for another reason (each a "termination" for the purposes of this Rule); and

(2)	the Participant has exercised the Options and holds Shares on the date the termination takes effect, then the Board may, whether on the date the termination takes effect or at any time after the date the termination takes effect, require the Participant to sell the Shares into a capital raising or to an existing Shareholder, or to another investor.

(d)	Any sale of Shares required in accordance with this Rule must be at Fair Value.

(e)	Each Participant is deemed to have irrevocably appointed the Company as the Participant's attorney and agent to do all things necessary to effect a sale in accordance with this Rule, including, but not limited to, authorizing the Company to execute a share transfer in the name of the relevant shareholder as transferee for this purpose.

13	Amendments

13.1	Board Power

Subject to Rule 11.2 and the Listing Rules, the Board may at any time by resolution amend or add to ("amend") all or any of the provisions of the Plan, or the terms or conditions of any Option granted under these Rules.

13.2	Restrictions on amendments

No amendment to these Rules, or the terms of any Option, may be made which reduces the rights of Participants in respect of Options granted to them prior to the date of the amendment, other than an amendment introduced primarily:

(a)	for the purpose of complying with or conforming to present or future State or Commonwealth legislation governing or regulating the maintenance or operation of plans;

(b)	to correct any manifest error or mistake; or

(c)	to take into consideration possible adverse tax implications arising from, amongst others, adverse rulings from the Commissioner of Taxation, changes to tax legislation (including an official announcement by the Commonwealth of Australia) changes in the interpretation of tax legislation by a court of competent jurisdiction.

13.3	Notice of amendment

As soon as reasonably practicable making any amendment under Rule 11.1, the Board will give notice in writing of that amendment to any Option holder affected by the amendment.

14	Miscellaneous

14.1	Terms of employment not affected

The terms of employment of any Participant with a Group Company are not affected by his or her applying for Options and these Rules will not form part of and are not incorporated into any contract of employment of any employee with a Group Company and no Participant will have any rights to compensation or damages in consequence of the termination of his or her office or employment for any reason whatsoever in so far as those rights arise or may arise from his or her ceasing to have rights under these Rules as a result of such termination.

14.2	Board powers and administration

(a)	These Rules will be administered by the Board which has power to:

(1)	determine appropriate procedures for administration consistent with these Rules; and

(2)	delegate to any one or more persons for such period and on such conditions as it may the exercise of any of its powers or discretions arising under these Rules.

(b)	Except as otherwise expressly provided, the Board has absolute and unfettered discretion to act or refrain acting under or in with these Rules or any Options and in the exercise of any power or discretion under these Rules.

(c)	Notwithstanding any other provision, the Board may at any time waive in whole or in part any terms or conditions (including any Exercise Condition) in relation to any Options granted to any Participant.

(d)	In the event of any dispute or disagreement as to the interpretation, or as to any question or right arising from or related to these Rules or to any Options granted under them, the decision of the Board is final and binding.

14.3	Non- residents of Australia

When an Option is granted to a person who is not a resident of Australia the provisions of these Rules apply subject to such alterations or additions as the Board determines having regard to any securities, exchange control or taxation laws or regulations or similar factors which may have application to the Participant or to any Group Company in relation to the Option.

In particular, Options and Shares may not be offered or sold in the United States except in transactions registered under the US Securities Act of 1933 or pursuant to an exemption from such registration as well as any applicable US state securities laws.

14.4	Notices

Any notice under these Rules may be given by personal delivery, by post or facsimile, in the case of a company to its registered office, and in the case of an individual to the individual's last known address, or, where a Participant is a director or employee of a Group Company, either to the Participant's last known address or to the address of the place of business at which the Participant performs the whole or substantially the whole of the duties of the Participant's office or employment.

14.5	Governing law

These Rules and any Options issued under them are governed by the laws of Victoria and the Commonwealth of Australia.

14.6	References to Listing Rules

Except as otherwise provided, any provisions containing a reference to the Listing Rules, or to a particular Listing Rule, will only apply once the Company is listed on an Exchange.

ANNEXURE B

BENITEC BIOPHARMA LIMITED

ABN 64 068 943 662

OPTION TERMS

[Refer to Resolutions 5 to 9]

TERMS AND CONDITIONS OF OPTIONS

EXERCISE PRICE SEVENTY SEVEN CENTS (AUD$0.77), EXPIRING FIVE YEARS FROM ISSUE

Each Option to take up unissued shares (“Option”) is issued pursuant to and subject to the terms and conditions of the Benitec Directors’ and Employees’ Share Option Plan applying as at the date of issue and the on the terms and conditions set out below, and shall entitle the holder of the Option (“Option Holder”) to subscribe for and be allotted one fully paid ordinary share (“Share”) in Benitec Biopharma Limited [ABN 64 068 943 662] (“the Company”).

1.	Each option is exercisable at any time during the period ('Option Period') from the date of vesting and expiring at the earliest to occur of the following dates:

(a)	5.00 pm Melbourne, Victoria time on the fifth anniversary of the date of issue,

(b)	the date of retirement, resignation or dismissal from the position of director or other engagement or employment (if any) of the Option Holder with the consolidated entity (as defined in the Corporations Act) of Benitec Biopharma Limited (“the Consolidated Entity”); and

and PROVIDED THAT the limitations on the time of exercise of the Options set out above (excluding the limitations in paragraph 13) shall be subject to the overriding conditions that:

(c)	if retirement occurs after reaching the age determined by the Board to be normal retirement age or in any other circumstances with the approval of the Board, the Option Holder may exercise his or her options in full within 90 days after the date of retirement, or such other period, being not less than 90 days, as determined by the Board of Directors (in its sole and absolute discretion) immediately following the date of retirement; and

(d)	if resignation is due to ill health or accident or a dismissal is due to redundancy, or in any other circumstances with the approval of the Board, the Option Holder may exercise his or her options in full within 90 days after the date of the resignation or dismissal, or such other period, being not less than 90 days, as determined by the Board of Directors (in its sole and absolute discretion) immediately following the date of resignation or dismissal.

2.	Subject to paragraphs 1 and 13 and the balance of this paragraph, the Options may be exercised wholly or in part by giving notice in writing (“Notice of Exercise”) to the Board at any time during the Option Period. Options cannot be exercised at any time at which to do so (or to receive Shares upon exercise of Options) would be contrary to the Corporations Act or to the Securities Trading Policy of the Company or any other policy adopted by the Board in respect of acquiring, trading or otherwise dealing in securities of the Company

3.	The Options vest, and the Exercise Conditions applicable to the Options are, as follows:

(a)	one third of the Options vest and become are exercisable on the date of issue;

(b)	one third of the Options vest and become are exercisable on the first anniversary of the date of issue;

(c)	the balance of the Options are exercisable on the second anniversary of the date of issue;

(d)	the vesting of the Options is subject to continued engagement or employment with the Company. Where such engagement or employment with the Company ceases before vesting other than in the event of termination for cause, the number of then unvested Options which vest on cessation is calculated pro-rata to the period of time between the date of issue of the un-vested Options and cessation as a percentage of the period between the date of issue and the date the Options were to vest under paragraph (b) or (c) above;

(e)	in the event of termination for cause, no unvested Options would vest; and

(f)	in the event of the Company being the subject of a successful takeover bid or change of control, any Options which have not yet vested to the Option Holders shall be deemed to have vested and to be exercisable immediately.

4.	Notwithstanding paragraph 1, but subject to paragraph 13, if an Option Holder dies during the Option Period applicable to the Option Holder, the legal personal representative of the Option Holder may exercise all or any of the Options held at the date of death on behalf of the estate of the Option Holder PROVIDED THAT such exercise must be made anytime after the death of the Option Holder but not later than 90 days, or such other period, being not less than 90 days, as determined by the Board of Directors (in its sole and absolute discretion) immediately following the death of the Option Holder, after the date of granting of probate or grant or letters of administration (as appropriate) or the Options will lapse and the amount paid to acquire the Options, if any, will be forfeited. Further, in the event the Option Holder dies during the Option Period, the Company has an obligation to inform the Option Holder's legal personal representative in writing, within 30 days after the date of granting of probate or grant or letters of administration (as appropriate), of his/her right to exercise the Options in accordance with terms of this clause.

5.	The exercise price per Option (which is payable immediately upon exercise) is seventy-seven cents (AUD$0.77) (“the Exercise Price”).

6.	The Options are not capable of being transferred or encumbered by the Option Holder, and will immediately lapse if it is transferred or encumbered, unless it is transferred or encumbered:

(a)	as provided for and in accordance with the Benitec Directors’ and Employees’ Share Option Plan;

(b)	by force of law upon death to the Option Holder 's legal personal representative;

(c)	upon bankruptcy to the Option Holder 's trustee in bankruptcy; or

(d)	with the prior written approval of the Board.

7.	On receipt by the Company of the Notice of Exercise and payment of the Exercise Price, the Company must, within 14 business days (as defined in the Listing Rules of ASX) allot to the Option Holder one ordinary share in respect of each Option exercised by the Option Holder and despatch the relevant acknowledgment of issue as soon as is reasonably practicable.

8.	Shares allotted on the exercise of any Options will rank equally in all respects with the then existing issued ordinary fully paid shares in the Company and will be subject to the provisions of the Constitution of the Company.

9.	Adjustments to the number of Shares over which Options exist and/or the Exercise Price may be made as described in paragraph 11 to take account of changes to the capital structure of the Company by way of pro rata bonus issues. The Company agrees to notify all Option Holders and ASX within 1 month after the record date of a pro rata bonus issue, of any adjustment to the number of Shares over which the Options exist and/or any adjustment to the Exercise Price.

10.	Subject to paragraphs 9, 11 and 12, Options do not confer rights to participate in new issues of securities of the Company without exercising the option.

11.	The method of adjustment for the purpose of paragraph 9 shall be in accordance with Listing Rules 6.22.2 and 6.22.3 of the Official Listing Rules of ASX as each currently exists and which currently provide for:

(a)	Pro-Rata Cash Issues

Where a pro-rata issue (except a bonus issue) is made to the holders of fully paid ordinary shares in the Company, the Exercise price of an Option may be reduced according to the following formula:

O' = O - E[P-(S+D)]
N+1		where:
O'	=	the new exercise price of the option.
O	=	the Old exercise price of the option.
E	=	the number of underlying securities into which one Option is Exercisable.
P	=	the average market price per share (weighted by reference to volume) of the underlying securities during the 5 trading days ending on the day before the ex rights date or ex entitlements date.
S	=	the Subscription price for a security under the pro rata issue.
D	=	the Dividend (in the case of a trust, Distribution) due but not yet paid on the existing underlying securities (except those to be issued under the pro rata issue).
N	=	the Number of securities with rights or entitlements that must be held to receive a right to one new security.

(b)	Pro-Rata Bonus Issues

If there is a bonus issue to the holders of the underlying securities of the Company, the number of securities over which the Option is exercisable may be increased by the number of securities, which the holder of the Option would have received if the Option had been exercised before the record date for the bonus issue.

12.	In the event of any reconstruction (including consolidation, subdivision, reduction or return) of the issued capital of the Company, the number of Options or the exercise price of the Options or both will be reconstructed in accordance with the Listing Rules of ASX applying at the time of the reconstruction.

13.	All unexercised Options will lapse in the event of the liquidation of the Company.

14.	The Company will apply to ASX (and any other securities exchange on which the Shares in the Company are quoted and listed) for, and will use its best endeavours to obtain, quotation and listing of all Shares allotted on the exercise of any Options. The Company will not apply for quotation or listing of the Options on a securities exchange.

15.	Subject to paragraph 13, each Option is personal to the Option Holder named on the front of the Option Certificate and is not transferable, transmissible or assignable PROVIDED THAT the personal representative of an Option Holder may on the death of that Option Holder exercise Options in accordance with paragraph 4.

ANNEXURE C

Resolution 10

Issues of equity securities by the Company under the Previous Approvals and other issues of equity securities during the 12 month period preceding the date of the Meeting (ASX Listing Rule 7.3A.6(b))

Date)	Number	Class (1)	Recipients	Issue price	Form of consideration(2)
27 November 2014	258,462	Ordinary shares	Option holder(s)	32.5 cents	Cash (exercise of options).
18 December 2014	3,334,000	Unlisted options (exercise price $1.25 expiring 17 December 2019)	9 Employees	Nil	Not applicable (employee incentive options)
23 December 2014	86,155	Ordinary shares	Option holder(s)	32.5 cents	Cash (exercise of options).
13 January 2015	40,000	Ordinary shares	Option holder(s)	32.5 cents	Cash (exercise of options).
9 February 2015	61,538	Ordinary shares	Option holder(s)	32.5 cents	Cash (exercise of options).
17 February 2015	93,538	Ordinary shares	Option holder(s)	32.5 cents	Cash (exercise of options).
19 February 2015	123,077	Ordinary shares	Option holder(s)	32.5 cents	Cash (exercise of options).
6 May 2015	950,000	Unlisted options (exercise price $1.25 expiring 6 May 2020)	4 Employees	Nil	Not applicable (employee incentive options)
22 July 2015	647,333	Ordinary shares	Biomics Biotechnologies	77.2 cents	Benitec Biopharma Ltd has acquired the rights to HBV therapeutic program from Biomics^. The agreement was announced on 9 July 2015 and these shares are issued as part of the agreement.
20 August 2015	30,000,000	Ordinary shares converted to an American Depositary Share at a ratio of 20 ordinary shares to one American Depositary Share (NASDAQ code: BNTC)	Participants in the US NASDAQ IPO. Initial public offering in the United States made by means of a prospectus.	62.5 Australian cents (USD$9.21 for each American Depositary Share)	U.S. initial public offering of 1,500,000 American Depositary Shares* (ADSs), representing 30,000,000 fully paid ordinary shares
20 August 2015	10,000,000	Options (exercise price USD$0.275, expiring 21 August 2020) converted to 500,000 NASDAQ warrants (NASDAQ code: BNTCW)	Participants in the US NASDAQ IPO. Initial public offering in the United States made by means of a prospectus.	US$0.01 per warrant	Cash

Notes:

^ Value of the non-cash consideration paid for the shares (at the time of payment and current): AUD$500,000.

* An American Depositary Share is an instrument that enables non-U.S. companies to list equity securities on a U.S. stock exchange such as NASDAQ. Each ADS represents one or more underlying ordinary shares in the non-US company and confers beneficial rights of ownership to these underlying shares. The underlying shares are held on deposit by a custodian bank in the non-U.S. company's home country.

1.	Fully paid ordinary shares in the capital of the Company, ASX Code: BLT (terms are set out in the Constitution).

ADSs (NASDAQ code BNTC) represent 20 underlying fully paid ordinary shares in the capital of the Company having the same terms as and ranking equally with the Company’s ASX listed fully paid ordinary shares (see above), and confer beneficial rights of ownership to the underlying shares.

Options with an exercise price of USD$0.275 expiring 21 August 2020 (converted to NASDAQ warrants, NASDAQ code BNTCW, each representing 20 options) entitle the holder to be issued to one fully paid ordinary shares in the capital of the Company having the same terms as and ranking equally with the Company’s ASX listed fully paid ordinary shares (see above). Upon exercise each NASDAQ BNTCW warrant entitles the holder to 1 NASDAQ traded ADS (NASDAQ code BNTC) representing 20 underlying fully paid ordinary shares (see above).

Employee incentive options are unlisted - the general terms of the options (other than the exercise price and expiry date, which are specified above) are set out in the Notice of Meeting for the 2014 AGM held on 13 November 2014.

2.	Funds were raised by the issue of shares (converted to ADSs) under the US NASDAQ IPO primarily for advancing the Company’s therapeutic programs and to pay costs of the issue. As at the date of this Memorandum approximately USD$15,550,026 of the funds raised remains unspent.

Unless otherwise stated, cash proceeds of exercises of options remain unspent and will be used to fund the Company’s programs and working capital.

BENITEC
BIOPHARMA
silencing genes for life™

ABN 64 068 943 662

⊢ 000001 000 BLT
MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

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Proxy Form

XX

For your vote to be effective it must be received by 10.00am (AEDST) on Tuesday 10 November 2015

How to Vote on Items of Business

All your securities will be voted in accordance with your directions.

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Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote or abstain as they choose (to the extent permitted by law). If you mark more than one box on an item your vote will be invalid on that item.

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Bring this form to assist registration. If a representative of a corporate securityholder or proxy is to attend the meeting you will need to provide the appropriate "Certificate of Appointment of Corporate Representative" prior to admission. A form of the certificate may be obtained from Computershare or online at www.investorcentre.com under the help tab, "Printable Forms".

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This Document is printed on Greenhouse Friendly™ ENVI Laser Carbon Neutral Paper

Samples/000001/000001/i12

MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

☐ **Change of address.** If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with 'X') should advise your broker of any changes.

I 9999999999 IND

Proxy Form

Please mark ☒ to indicate your directions

STEP 1 Appointment a Proxy to Vote on Your Behalf

XX

I/We being a member/s of Benitec Biopharma Limited hereby appoint

☐ **the Chairman of the Meeting** **OR** ______

PLEASE NOTE: Leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the Meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, and to the extent permitted by law, as the proxy sees fit) at the Annual General Meeting of Benitec Biopharma Limited to be held at the offices of Grant Thornton Australia, Level 17, 383 Kent Street, Sydney NSW 2000 on Thursday 12 November 2015 at 10:00am (AEDST) and at any adjournment or postponement of that Meeting.

Chairman authorised to exercise undirected proxies on remuneration related resolutions: Where I/we have appointed the Chairman of the Meeting as my/our proxy (or the Chairman becomes my/our proxy by default), I/we expressly authorise the Chairman to exercise my/our proxy on Items 1,4,5,6,7,8 and 9 (except where I/we have indicated a different voting intention below) even though Items 1,4,5,6,7,8 and 9 are connected directly or indirectly with the remuneration of a member of key management personnel, which includes the Chairman.

Important Note: If the Chairman of the Meeting is (or becomes) your proxy you can direct the Chairman to vote for or against or abstain from voting on Items 1,4,5,6,7,8 and 9 by marking the appropriate box in step 2 below.

STEP 2 Items of Business

PLEASE NOTE: If you mark the **Abstain** box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority.

		For	Against	Abstain
1	Remuneration Report	☐	☐	☐
2	Re-election of Director – Mr Kevin Buchi	☐	☐	☐
3	Approval of Prior Issue of Options	☐	☐	☐
4	Adoption of Officers' and Employees' Share Option Plan	☐	☐	☐
5	Issue of options to Mr Peter Francis	☐	☐	☐
6	Issue of options Dr Peter French	☐	☐	☐
7	Issue of options to Mr Kevin Buchi	☐	☐	☐
8	Issue of options to Dr John Chiplin	☐	☐	☐
9	Issue of options to Mr Iain Ross	☐	☐	☐
10	Approval of 10% Placement Capacity	☐	☐	☐

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business. In exceptional circumstances, the Chairman of the Meeting may change his/her voting intention on any resolution, in which case an ASX announcement will be made.

SIGN Signature of Securityholder(s) *This section must be completed.*

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ______ Contact Daytime Telephone ______ Date ___ / ___ / ___

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